



SECUR 12011170 **IISSION**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC

SEC FILE NUMBER

8-23522

8-17925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ JANUARY 1, 2011 _____ AND ENDING _____ DECEMBER 31, 2011 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL SCIENCES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
6653

21 MILK STREET, 2ND FLOOR

(No. and Street)

BOSTON   MA   02109

(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

1-617-338-5700

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.

(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755

(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:

    XX Certified Public Accountant
       Public Accountant
       Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Debra Chien</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Financial Sciences, Inc.</u>, as of <u>December 31, 2011</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public

                                                        Signature

                                                    Treasurer

                                                     Title

<u>This report</u> contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
-    (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Financial Sciences, Inc.
Boston, MA

In planning and performing my audit of the financial statements of Financial Sciences, Inc. for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 6, 2012

Financial Sciences, Inc.

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index
★ ★ ★ ★ ★
★ ★ ★
★



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Financial Sciences, Inc.
Boston, MA

I have audited the accompanying statement of financial condition of
Financial Sciences, Inc. as of December 31, 2011, and the related
statements of income, changes in stockholders' equity, and cash flows
for the year then ended. These financial statements are the
responsibility of the Company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally
accepted in the United States of America. Those standards require that
I plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Financial
Sciences, Inc. as of December 31, 2011 and the results of its operations
and its cash flows for the years then ended in conformity with
accounting principles generally accepted in the United States of
America.

My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained
in Schedules I and II are presented for purposes of additional analysis
and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial
statements and, in my opinion, is fairly stated in all material respects
in relation to the basic financial statements taken as a whole.

February 6, 2012

Financial Sciences, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash & cash equivalents	$ 1,119,275
Deposit at carrying broker	116,356
Commissions receivable	18,028
Prepaid income taxes	8,353
Marketable securities	254,779
Furniture and equipment, net of accumulated depreciation of $6,242	966
Other asset	572
	$ 1,518,329

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	6,414
Securities sold not yet purchased		24,616
		31,030

Stockholders' Equity

Common stock, $30 par value Authorized, 5,000 shares issued and outstanding 4,900 shares		150,000
Additional paid in capital		542,754
Treasury stock, 100 shares	(	30,628)
Retained earnings		825,173
		1,487,299
		$ 1,518,329

Financial Sciences, Inc.
Statement of Income
December 31, 2011

Revenues:
Commissions and fees	$	254,704
Interest and dividends		4,896
Trading gains (losses)	(	33,248)
Other income		1,050
		227,402

Expenses:
Compensation and related expenses	138,749
Communications and data processing	14,909
Floor brokerage and clearing costs	90,206
Other expenses	47,489
	291,353

Net income (loss) before taxes	(	63,951)
Provision for income taxes		1,647
Net income (loss)	($	65,598)

Financial Sciences, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2011

	COMMON STOCK SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
Balance January 1, 2011	5,000	$150,000	$542,754		$890,771	$1,583,525
Net Income (Loss)					(65,598)	(65,598)
Purchase of Treasury Stock				($30,628)		(0,628)
Balance December 31, 2011	5,000	$150,000	$542,754	($30,628)	$825,173	$1,487,299

Financial Sciences, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2011

Year To Date

Cash Provided from Operations

Net Income (Loss)	($ 65,599)	
Adjustments		
Add:		
Depreciation	100	
Commissions Receivable	9,082	
Prepaid FIT	11,740	
Prepaid SIT	1,143	
Investments	17,542	
Accounts Payable	98	
CC Pay Chase	171	
Securities Liability	24,616	
Less:		
Error Account	(572)	
Penson-Worthless Securit	(23)	
Due to Clearing Firm	(139)	
Cash from Operations		(1,841)

Cash Flows - Invested

Investing Cash Flows		0

Cash Flows - Financing

Treasury Stock	(30,628)	
Financing Cash Flows		(30,628)
Cash Increase (Decrease)		(32,469)

Cash - Beginning of Year

Cash-Checking Sovereign	22,669	
Cash-Ridge Investment	1,129,076	
Total Beginning of Year		1,151,745
Cash on Statement Date		$ 1,119,276

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Sciences, Inc.(the Company) a Massachusetts Corporation that was organized in 1974, is a registered broker-dealer servicing the general public. The Company's main office is in Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) as well as various exchanges.

Securities

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transacations are reported on a settlement date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securites transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at fair market value.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilitittes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Commisssions

Commissions and related clearing costs are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deoposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture and Equipment - 7 years

Depreciation expense for 2011 was $100.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Financial Sciences, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2011

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and
Exchange Commission's regulations and operating guidelines, which
require the Company to maintain a specified amount of net capital,
as defined, and a ratio of aggregate indebtedness to net capital,
as derived, not exceeding 15 to 1. The Company's net capital
computed under 15c3-1 was $1,367,831 at December 31, 2011, which exceed
required net capital of $100,000 by $1,267,831. The ratio of aggregate
indebtedness to net capital at December 31, 2011 was 0.0047 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick
days depending on length of service. it is not practical for the
Company to estimate the amount of compensation for future absences;
accordingly, no liability for compensated absences has been recorded in
the accompanying financial statements. The Company policy is to
recognize the costs of compensated absences when actually paid to
employees.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The
recorded values of cash and cash equivalents approximate their fair
values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The Company leases its facilities from an officer of the Company on a
tenant-at-will basis. Rent expense for 2011 was $34,900.

7. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ 0
Income taxes	$ 1,647

Financial Sciences, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2011

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 0
State	1,647
	$ 1,647 .

Deferred income tax assets are computed annually for the differences between the financial statement and the tax basis of assets that will result in taxable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

No benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2011.

Net Deferred Tax Asset Before Valuation Allowance	$ 29,741
Less: Valuation Allowance	(29,741)
Net Deferred Tax Asset	$ 0

There was no change in the valuation allowance in 2011.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2011.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 6, 2012, the date on which the financial statements were available to be issued.

See Accountant's Report and Accompanying Notes

10. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $100,000. As of December 31, 2011 the balance was $116,356.

11. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for Measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Financial Sciences, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2011

12. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash segregated under federal and other regulations	$116,356	$ 0	$ 0	$ 0	$116,356
Equities	254,779				254,779
Totals	$371,135	$ 0	$ 0	$ 0	$371,135
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0
Securities sold not yet purchased	$ 24,616	$ 0	$ 0	$ 0	$ 24,616

13. TREASURY STOCK

On November 1, 2011, the Company repurchased 100 shares of stock for $30,628. The Company's accounting policy for treasury stock is the cost method.

SUPPLEMENTARY INFORMATION

Financial Sciences, Inc.
Schedule I
Computation of Net Capital
December 31, 2011

Net capital

    Total stockholders' equity $ 1,487,299

    Nonallowable assets:
      Furniture and equipment, net   (966)
      Prepaid income taxes   (8,351)
      Other assets   (572)   (9,889)

    Net capital before haircuts   1,477,410

    Haircuts on securities:
      Money market account   (487)
      Options   (71,369)
      Stocks   (38,213)   (110,069)

Net capital   1,367,341

Less: Net capital requirement   100,000

Excess net capital $ 1,267,341
                                         ===========

Aggregate indebtedness $ 6,414
                                         ===========

Ratio of aggregate indebtedness
  to net capital   .0047 to 1.0

There is no material difference between the audited net capital and
the unaudited net capital reported on the December 31, 2011 Focus
Report Part IIA.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Financial Sciences, Inc.
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based:

A. (k)
    (1)—Limited business (mutual funds and/or variable annuities only) __4550

B. (k)
    (2)(i)—"Special Account for the Exclusive Benefit of customers"
maintained

                                                                    __4560

C. (k)
    (2)(ii)--All customer transactions cleared through another broker-dealer
          on a fully disclosed basis. Name of clearing firm(s)   X 4570

Clearing Firm SEC#s	Name	Product Code
8- 17925	Penson Financial Services	All [4335B]
[4335A]	[4335A2]	
8-		[4335D]
[4335C]	[4335C2]	
8-		[4335F]
[4335E]	[4335E2]	
8-		[4335H]
[4335G]	[4335G2]	
8-		[4335I]
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission   __4580